FILE NO. 333-174978
                                                                    CIK #1511668


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN UNIT TRUSTS, SERIES 1133

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                               11 Greenway Plaza
                           Houston, Texas 77046-1173

     D.   Name and complete address of agents for service:


PAUL HASTINGS LLP                                 VAN KAMPEN FUNDS INC.
Attention:  Michael R. Rosella, Esq.              Attention: John M. Zerr, Esq.
75 East 55th Street                               11 Greenway Plaza
New York, New York  10022                         Houston, Texas 77046-1173


     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

   / X / Check box if it is proposed that this filing will become effective immediately upon filing on August 11, 2011, pursuant to Rule 487.




The Dow Jones Large Cap Growth Strategy 2011-3
--------------------------------------------------------------------------------

   The unit investment trust named above (the "Portfolio"), included in Van Kampen Unit Trusts, Series 1133, seeks above-average capital appreciation by using an enhanced index strategy to select a portfolio of 20 stocks from the Dow Jones U.S. Large Cap Growth Index. Of course, we cannot guarantee that the Portfolio will achieve its objective.


                                August 11, 2011


      You should read this prospectus and retain it for future reference.
--------------------------------------------------------------------------------

 The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.




INVESCO




The Dow Jones Large Cap Growth Strategy

   Investment Objective. The Portfolio seeks above average capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by using an enhanced index strategy to select a portfolio of 20 stocks from the Dow Jones U.S. Large Cap Growth Index (the "Index"). Beginning with the stocks in the Index, the strategy excludes the bottom 20% of stocks based on market capitalization. The strategy then ranks each remaining company in the Index from highest to lowest based on the following strategy screens:

     o Price/Sales to Five-Year Average -- Current price/sales ratio divided by median price/sales ratio over past 60 months,

     o Price/Free Cash Flow Ratio -- Stock price divided by per share free cash flow over past four quarters. Free cash flow represents the net change in cash from all items classified in the operating activities section on a statement of cash flows, minus capital spending and cash dividends,

     o Price/Earnings Ratio -- Stock price divided by earnings per share from operations over past four quarters,

     o Total Return for the Past Six Months -- The percentage return on a stock over most recent six months, reflecting dividends and change in stock price,

     o Long-Term Expected Profit Growth -- The simple average of analysts' estimates for five-year growth in earnings per share, and

     o EPS Revisions Current Quarter -- The net percentage of positive profit-estimate revisions. First, the number of earnings estimates for the next fiscal quarter that have been decreased from the prior month are subtracted from the number that have been increased. Next, that result is divided by the total number of earnings estimates for the quarter.


   The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks, provided that no more than 8 of the stocks in the initial portfolio are selected from any single economic sector (as defined by Dow Jones). If two stocks are assigned the same total score, the stock with the higher score for Total Return for the Past Six Months is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which Van Kampen Funds Inc., the Sponsor, expects will close within six months of the date of this prospectus. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. The Portfolio was selected as of the close of business on August 3, 2011.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Rights of Unitholders--Rollover".


   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.


                                   Fee Table

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public       Amount
                                     Offering     Per 100
Sales Charge                           Price       Units
                                     ---------   ---------
Initial sales charge                   1.000%     $10.000
Deferred sales charge                  1.450       14.500
Creation and development fee           0.500        5.000
                                     ---------   ---------
Maximum sales charge                   2.950%     $29.500
                                     =========   =========

                                      As a %       Amount
                                      of Net      Per 100
                                      Assets       Units
                                     ---------   ---------

Estimated Organization Costs           0.518%      $5.000
                                     =========   =========
Estimated Annual Expenses
Trustee's fee and operating expenses   0.282%      $2.723
Supervisory, bookkeeping
  and administrative fees              0.041        0.400
                                     ---------   ---------
Total                                  0.323%      $3.123*
                                     =========   =========


                                    Example

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95% . Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $    376
3 years        940
5 years      1,528
10 years     3,110


------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.



     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from December 10, 2011 through May 9, 2012. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                         Essential Information

Unit Price at Initial Date of Deposit                    $10.0000

Initial Date of Deposit                           August 11, 2011

Mandatory Termination Date                      November 12, 2012

Estimated Net Annual Income1,2                                N/A

Record Dates2                              10th day of each month

Distribution Dates2                        25th day of each month

CUSIP Numbers                                   Cash -- 92121Q509
                                            Reinvest -- 92121Q517
                                       Wrap Fee Cash -- 92121Q525
                                   Wrap Fee Reinvest -- 92121Q533
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1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."

2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Based on the foregoing, it is currently estimated that no monthly distributions will be made during the life of the Portfolio.

Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones Large Cap Growth Index. Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Table".

             Hypothetical Total Return
----------------------------------------------------
                                        Dow Jones
                Strategy                Large Cap
 Year            Stocks                Growth Index
----------------------------------------------------

1993               4.55%                  (0.19)%
1994               9.50                    3.99
1995              42.41                   36.46
1996               4.36                   23.24
1997              38.96                   33.28
1998              61.75                   45.77
1999              80.33                   36.38
2000              (7.50)                 (32.41)
2001             (15.58)                 (25.46)
2002             (31.40)                 (31.58)
2003              45.28                   29.52
2004              13.74                    5.18
2005              12.15                    2.56
2006               2.37                    7.50
2007              (2.95)                  12.02
2008             (46.13)                 (39.43)
2009              42.65                   38.56
2010              10.14                   11.16
Through 7/31/11    5.70                    4.64


See "Notes to Hypothetical Performance Table".


The Dow Jones Large Cap Growth Strategy 2011-3
Portfolio
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                                                                     Current   Cost of
Number                                                 Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)                         per Share (2) Yield (3) Portfolio (2)
--------------------------------------------------------------------------------------------
            Consumer Services - 20.00%
       175   DIRECTV - CL A                            $  41.6300      0.00%   $   7,285.25
       100   McKesson Corporation                         73.4800      1.09        7,348.00
        15   priceline.com, Inc.                         498.8000      0.00        7,482.00
       145   TJX Companies, Inc.                          50.7100      1.50        7,352.95
            Financials - 15.00%
        68   Franklin Resources, Inc.                    109.4400      0.91        7,441.92
        24   MasterCard, Inc. - CL A                     303.7100      0.20        7,289.04
        93   Visa, Inc. - CL A                            79.2800      0.76        7,373.04
            Health Care - 19.88%
        85   Biogen Idec, Inc.                            85.0300      0.00        7,227.55
       141   Celgen Corporation                           51.8500      0.00        7,310.85
       160   Express Scripts, Inc.                        45.0900      0.00        7,214.40
        23   Intuitive Surgical, Inc.                    328.0000      0.00        7,544.00
            Industrials - 15.00%
        88   Caterpillar, Inc.                            83.5100      2.20        7,348.88
        85   Cummins, Inc.                                86.2500      1.54        7,331.25
       179   Danaher Corporation                          41.4400      0.19        7,417.76
            Oil & Gas - 10.15%
       127   Baker Hughes, Inc.                           58.5900      1.02        7,440.93
       208   Southwestern Energy Company                  36.1100      0.00        7,510.88
            Technology - 19.97%
        20   Apple, Inc.                                 363.6900      0.00        7,273.80
        45   International Business Machines Corporation 162.5400      1.85        7,314.30
       280   Oracle Corporation                           26.4800      0.91        7,414.40
       157   QUALCOMM, Inc.                               47.2600      1.82        7,419.82
-----------                                                                    ------------
     2,218                                                                     $ 147,341.02
===========                                                                    ============


See "Notes to Portfolio".


Notes to Hypothetical Performance Table

   The stocks for the strategy for each period were identified by applying the Portfolio strategy on the last trading day of the prior period on the principal trading exchange. It should be noted that the stocks in the table are not the same stocks from year to year and may not be the same stocks as those included in your Portfolio. Total return for each period was calculated by (1) subtracting the closing sale price of the stocks on the last trading day of the prior period from the closing sale price of the stocks on the last trading day of the period, (2) adding dividends paid during that period and (3) dividing the result by the closing sale price of the stocks on the last trading day of the prior period and reducing this amount by typical Portfolio expenses and sales charges. The sales charge used for the total returns is 2.95% for the first year and 1.95% for subsequent years, which reflects the Portfolio's reduced sales charge for "rollover" investments. Adjustments were made to reflect events such as stock splits and corporate spin-offs. Total return does not take into consideration taxes that will be incurred by Unitholders. With respect to foreign securities, all values are converted into U.S. dollars using the applicable currency exchange rate.

   The table represents hypothetical past performance of the Portfolio strategy (not any Portfolio) and is not a guarantee or indication of future performance of the Portfolio. Unitholders will not necessarily realize as high a total return as the hypothetical returns in the table for several reasons including, among others: the total return figures in the table do not reflect taxes; the portfolio is established at different times of the year; the Portfolio may not be able to invest equally in the Securities and may not be fully invested at all times; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different. In addition, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect actual returns. There can be no assurance that the Portfolio will outperform the related stock index over its life or future rollover periods, if available. The sources for the information contained in the table are Bloomberg, L.P., Horizon Investment Services, FactSet and Dow Jones Indexes, a CME Group company. The Sponsor has not independently verified the data obtained from these sources but has no reason to believe that this data is incorrect in any material respect.

Notes to Portfolio


(1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on August 10, 2011 and have a settlement date of August 15, 2011 (see "The Portfolio").


(2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, the Portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                           Profit
                            Cost to      (Loss) To
                            Sponsor       Sponsor
                         -------------  -------------

                         $    147,408   $       (67)

"+"  indicates that the security was issued by a foreign company.

(3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Generally, estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes. In certain cases, this calculation may consider several recently declared dividends in order for the Current Dividend Yield to be more reflective of recent historical dividend rates.


            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


   To the Unitholders of Van Kampen Unit Trusts, Series 1133:

   We have audited the accompanying statement of condition including the related portfolio of The Dow Jones Large Cap Growth Strategy 2011-3 (included in Van Kampen Unit Trusts, Series 1133) as of August 11, 2011. The statement of condition is the responsibility of the Sponsor. Our responsibility is to express an opinion on such statement of condition based on our audit.

   We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of condition is free of material misstatement. The trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of condition presentation. Our procedures included confirmation with The Bank of New York Mellon, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of Securities as shown in the statement of condition as of August 11, 2011. We believe that our audit of the statement of condition provides a reasonable basis for our opinion.

   In our opinion, the statement of condition referred to above presents fairly, in all material respects, the financial position of The Dow Jones Large Cap Growth Strategy 2011-3 (included in Van Kampen Unit Trusts, Series 1133) as of August 11, 2011, in conformity with accounting principles generally accepted in the United States of America.

                                                          /s/ GRANT THORNTON LLP

New York, New York
August 11, 2011

                                  STATEMENT OF CONDITION
                                  As of August 11, 2011

INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)                                                                    $   147,341
                                                                                                        -----------
     Total                                                                                              $   147,341
                                                                                                        ===========
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                                                             $       744
     Deferred sales charge liability (3)                                                                      2,158
     Creation and development fee liability (4)                                                                 744
Interest of Unitholders--
     Cost to investors (5)                                                                                  148,830
     Less: initial sales charge (5)(6)                                                                        1,489
     Less: deferred sales charge, creation and development fee and organization costs (2)(4)(5)(6)            3,646
                                                                                                        -----------
          Net interest to Unitholders (5)                                                                   143,695
                                                                                                        -----------
          Total                                                                                         $   147,341
                                                                                                        ===========
Units outstanding                                                                                            14,883
                                                                                                        ===========
Net asset value per Unit                                                                                $     9.655
                                                                                                        ===========


---------------------
(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by an irrevocable letter of credit which has been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the earlier of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of the Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3) Represents the amount of mandatory distributions from the Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by the Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)  Assumes the maximum sales charge.


THE PORTFOLIO
--------------------------------------------------------------------------------

   The Portfolio was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Asset Management, as Supervisor, and The Bank of New York Mellon, as Trustee.

   The Portfolio offers investors the opportunity to purchase Units representing proportionate interests in a portfolio of equity securities. The Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolio. Unless otherwise terminated as provided in the Trust Agreement, the Portfolio will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in the "Portfolio" and any additional securities deposited into the Portfolio.

   Additional Units of the Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by the Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into the Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolio will pay the associated brokerage or acquisition fees. In addition, during the initial offering of Units it may not be possible to buy a particular Security due to trading restrictions or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Portfolio that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

   Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the estimated distributions per Unit will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   The Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any contract failure in any of the Securities.

OBJECTIVE AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of the Portfolio is described in the individual Portfolio section on page 2. There is no assurance that the Portfolio will achieve its objective.

   The Portfolio seeks to achieve better performance than its related index. The investment strategy is designed to be implemented on an annual basis. Investors who hold Units through Portfolio termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust every twelve months.

   Except as described herein, the publisher of the index has not participated in any way in the creation of the Portfolio or in the selection of stocks included in the Portfolio and has not approved any information herein relating thereto. The publisher of the index is not affiliated with the Sponsor.

   The Dow Jones U.S. Large Cap Growth Index[SM] is a product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"), and has been licensed for use. "Dow Jones[R]", the Dow Jones U.S. Large Cap Growth Index and "Dow Jones Indexes" are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and have been licensed for use for certain purposes by the Sponsor. The Portfolio is not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates. Dow Jones, CME and their respective affiliates make no representation or warranty, express or implied, to the owners of the Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Portfolio particularly. The only relationship of Dow Jones, CME or any of their respective affiliates to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones U.S. Large Cap Growth Index, which is determined, composed and calculated by CME without regard to Sponsor or the Portfolio. Dow Jones and CME have no obligation to take the needs of the Sponsor or the owners of the Portfolio into consideration in determining, composing or calculating the Dow Jones U.S. Large Cap Growth Index. Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Portfolio to be issued or in the determination or calculation of the equation by which the Portfolio is to be converted into cash. Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the Portfolio. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Portfolio currently being issued by Sponsor, but which may be similar to and competitive with the Portfolio. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones U.S. Large Cap Growth Index. It is possible that this trading activity will affect the value of the Dow Jones U.S. Large Cap Growth Index and the Portfolio.

   DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES U.S. LARGE CAP GROWTH INDEX OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES U.S. LARGE CAP GROWTH INDEX OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES U.S. LARGE CAP GROWTH INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND THE SPONSOR, OTHER THAN THE LICENSORS OF CME.

   The Sponsor does not manage the Portfolio. You should note that the selection criteria were applied to the Securities for inclusion in the Portfolio as of the selection time. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from the Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in the Portfolio, taken as a whole, which are represented by the Units.

RISK FACTORS
--------------------------------------------------------------------------------

   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   Market Risk. Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security of the issuer. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund.

   Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay dividends on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time. If dividends received by the Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for the Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See "Taxation".

   Strategy Correlation. Your Portfolio involves the risk that its performance will not sufficiently correspond with the hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as:

     o the impracticability of owning each of the strategy stocks with the exact weightings at a given time,

     o strategy performance is based on a calendar year strategy while the portfolios are created at various times during the year and have 15 month terms,

     o    the Portfolio may not be fully invested at all times, and

     o    fees and expenses of the Portfolio.

   Industry Risks. Your Portfolio may invest significantly in certain industries. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Consumer Goods and Consumer Services Issuers. The Portfolio invests significantly in companies that manufacture or sell various consumer products and/or services. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace.


   Financials Issuers. The Portfolio invests significantly financials, including financial services companies and banks.

   The effects of the global financial crisis that began to unfold in 2007 continue to manifest in nearly all the sub-divisions of the financial services industry. Financial losses and write downs among investment banks and similar institutions reached significant levels in 2008. The impact of these losses among traditional banks, investment banks, broker/dealers and insurers has forced a number of large such institutions into either liquidation or combination, while drastically increasing the credit risk, and possibility of default, of bonds issued by such institutions faced with these troubles. Many of the institutions are having difficulty in accessing credit markets to finance their operations and in maintaining appropriate levels of equity capital. In some cases, foreign governments have acted to bail out or provide support to select institutions, however the risk of default by such issuers has nonetheless increased substantially.

   While foreign governments, and their respective agencies, have taken steps to address problems in the financial markets and with financial institutions, there can be no assurance that the risks associated with investment in financial services company issuers will decrease as a result of these steps. Certain business operations of foreign financial services companies may fall under the regulatory framework of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted into federal law on July 21, 2010. The Sponsor is unable to predict the ultimate impact of the Dodd-Frank Act, and any resulting regulation, on the securities in your Portfolio or on the financial services industry in general.

   Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulation. Economic conditions in the real estate markets have deteriorated and have had a substantial negative effect upon banks because they generally have a portion of their assets invested in loans secured by real estate.

   Banks face increased competition from nontraditional lending sources. Technological advances such as the Internet allow nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

   Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

   Health Care Issuers. The Portfolio invests significantly in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures.

   On March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (incorporating the Patient Protection and Affordable Care Act, collectively the "Act") was enacted into law. The Act is expected to have a significant impact on the health care sector through the implementation of a number of reforms in a complex and ongoing process, with varying effective dates. Significant provisions of the Act include the introduction of required health care coverage for most Americans, significant expansion in the number of Americans eligible for Medicaid, modification of taxes and tax credits in the health care sector, and subsidized insurance for low to middle income families. The Act also provides for more thorough regulation of private health insurance providers, including a prohibition on the denial of coverage due to pre-existing conditions. Although the entirety of the Act will not come into effect until 2018, in the interim, health care companies will face continuing and significant changes that may cause a decrease in profitability due to increased costs and changes in the health care market. The Sponsor is unable to predict the full impact of the Act on the Securities in your Portfolio.

   As illustrated by the Act, Congress may from time to time propose legislative action that will impact the health care sector. The proposals may span a wide range of topics, including cost and price controls (which may include a freeze on the prices of prescription drugs), incentives for competition in the provision of health care services, promotion of pre-paid health care plans and additional tax incentives and penalties aimed at the health care sector. The government could also reduce funding for health care related research.

   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock. The goods and services of health care issuers are also subject to risks of product liability litigation.

   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).


   Technology Issuers. The Portfolio invests significantly in technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

   Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in your Portfolio or on the tax treatment of your Portfolio or of your investment in the Portfolio. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

   No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
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   General. Units are offered at the Public Offering Price which consists of the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 2.95% of the Public Offering Price per Unit (3.04% of the aggregate offering price of the Securities) at the time of purchase.

   You pay the initial sales charge at the time you buy Units. The initial sales charge is the difference between the total sales charge percentage (maximum of 2.95% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the total fixed dollar creation and development fee. The initial sales charge will be approximately 1.00% of the Public Offering Price per Unit depending on the Public Offering Price per Unit. The deferred sales charge is fixed at $0.145 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the "Fee Table." If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under "Expenses." The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as of the close of the initial offering period as described in the "Fee Table." If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the "Fee Table" if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 2.95% of the Public Offering Price per Unit.

   Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by the Portfolio. The "Fee Table" shows the sales charge calculation at a $10 Public Offering Price per Unit and the following examples illustrate the sales charge at prices below and above $10. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.1770 (2.95% of the Public Offering Price per Unit), which consists of an initial sales charge of -$0.0180, a deferred sales charge of $0.145 and a creation and development fee of $0.05. If the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.4130 (2.95% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.2180, a deferred sales charge of $0.145 and the creation and development fee of $0.05.

   The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   Reducing Your Sales Charge. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge. You may not combine discounts. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charge and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

   Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. If you purchase Units in the amounts shown in the table below during the initial offering period, the sales charge will be as follows:

      Transaction
        Amount       Sales Charge
-------------------  ------------
Less than $50,000        2.95%
$50,000 - $99,999        2.70
$100,000 - $249,999      2.45
$250,000 - $499,999      2.10
$500,000 - $999,999      1.85
$1,000,000 or more       1.20

   Except as described below, these quantity discount levels apply only to purchases of the Portfolio made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units will be issued.

   For purposes of achieving these levels you may combine purchases of Units of the Portfolio offered in this prospectus with purchases of units of any other Van Kampen-sponsored unit investment trusts in the initial offering period which are not already subject to a reduced sales charge. In addition, Units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.

   Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts"). If Units of the Portfolio are purchased for a Fee Account and the Portfolio is subject to a Wrap Fee (i.e., the Portfolio is "Wrap Fee Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to the Portfolio.

   Rollovers and Exchanges. During the initial offering period of the Portfolio offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of your Portfolio offered in this prospectus at the Public Offering Price per Unit less 1.00%. In order to be eligible for the sales charge discounts applicable to Unit purchases made with redemption or termination proceeds from other unit investment trusts, the termination or redemption proceeds used to purchase Units of your Portfolio must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, the discounts will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for these reduced sales charge discounts. An exchange does not avoid a taxable event on the redemption or termination of an interest in a trust.

   Employees. Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, your Portfolio must charge these amounts per unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities in your Portfolio. The initial price of the Securities upon deposit by the Sponsor was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", means any day on which the New York Stock Exchange is open for regular trading. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, the Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolio.

   During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to the Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when the Portfolio pays these costs.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:

                     Concession
      Transaction     or Agency
        Amount*      Commission
-------------------  ----------
Less than $50,000        2.25%
$50,000 - $99,999        2.00
$100,000 - $249,999      1.75
$250,000 - $499,999      1.45
$500,000 - $999,999      1.20
$1,000,000 or more       0.65

--------------------
* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units will be issued.

   For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units, this regular concession or agency commission will amount to 1.20% per Unit.

   In addition to the regular concession or agency commission set forth in the table above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

Initial Offering Period                 Volume
Sales During Quarterly Period         Concession
------------------------------------  ----------
$2 million but less than $5 million      0.025%
$5 million but less than $10 million     0.050
$10 million but less than $50 million    0.075
$50 million or more                      0.100

   "Quarterly Period" means the following periods: January -- March; April -- June; July -- September; and October -- December. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. Notwithstanding the foregoing, Wells Fargo Advisors will receive the maximum volume concession set forth in the table above for all eligible unit sales. The Sponsor will pay these amounts out of the transactional sales charge received on units within a reasonable time following each Quarterly Period. For a trust to be eligible for this additional compensation for Quarterly Period sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation.

   In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units of the Portfolio sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased unless the Preferred Distributor notifies the Sponsor that it elects to receive a separate payment following each applicable Quarterly Period. The "Preferred Distributors" include (1) the following firms and their affiliates: Edward D. Jones & Co., L.P., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Smith Barney LLC, UBS Financial Services Inc. and Wells Fargo Advisors and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.

   Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent as indicated under "General" above. For all secondary market transactions the total concession or agency commission will amount to 80% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of the Portfolio and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolio and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under "Unit Distribution," any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
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   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
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   As described above, Units may be available for purchase by investors in Fee Accounts where the Portfolio is Wrap Fee Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if the Portfolio is Wrap Fee Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge             0.00%
Deferred sales charge            0.00
                                 -----
      Transactional sales charge 0.00%
                                 =====
Creation and development fee     0.50%
                                 -----
      Total sales charge         0.50%
                                 =====

   You should consult the "Public Offering--Reducing Your Sales Charge" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the Portfolio. To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with one of the Wrap Fee CUSIP numbers set forth under "Essential Information," either Wrap Fee Cash for cash distributions or Wrap Fee Reinvest for the reinvestment of distributions in additional Units, if available. See "Rights of Unitholders--Reinvestment Option."

RIGHTS OF UNITHOLDERS
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   Distributions. The Trustee will generally distribute the cash held in the Income and Capital Accounts of your Portfolio, net of expenses, on each Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of your Portfolio's net asset value. These dates appear under "Essential Information". Unitholders will also receive a final distribution of income when the Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. See "Rights of Unitholders--Reinvestment Option".

   Dividends and interest received by the Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   Estimated Distributions. The estimated initial distribution and estimated net annual income per Unit may be shown under "Essential Information." Generally, the estimate of the income your Portfolio may receive is based on the most recent ordinary quarterly dividends declared by an issuer, the most recent interim and final dividends declared for certain foreign issuers, or scheduled income payments (in all cases accounting for any applicable foreign withholding taxes). In certain cases, estimated net annual income may also be based upon several recently declared dividends of an issuer. However, common stocks do not assure dividend payments and therefore the amount of future dividend income to your Portfolio is uncertain. The actual net annual distributions may decrease over time because a portion of the Securities included in your Portfolio will be sold to pay for the organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during your Portfolio's life. Dividend and income conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends/income paid or declared over several years or other periods may be used to estimate annual distributions. The actual net annual income distributions you receive will vary from the estimated amount due to changes in your Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition, call, maturity or sale of Securities. Due to these and various other factors, actual income received by your Portfolio will most likely differ from the most recent dividends or scheduled income payments.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers for either "Cash" distributions or "Reinvest" for the reinvestment of distributions are set forth under "Essential Information". Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company ("DTC") or purchase a Reinvest (or Wrap Fee Reinvest in the case of Wrap Fee Eligible Units held in Fee Accounts) CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. Distributions will be taxable to Unitholders if paid in cash or automatically reinvested in additional Units. See "Taxation".

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.


   Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than three business days following satisfactory tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.


   Unitholders tendering 1,000 or more Units (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution within thirty days of the Portfolio's termination. The Portfolio generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at DTC. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an in kind distribution is the Sponsor or an affiliated person of the Portfolio, the Trustee may make an in kind distribution to such Unitholder provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of the Portfolio will be, and the diversity of the Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in the Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price are not reduced by estimated organization costs or creation and development fee. For these purposes, the Trustee will determine the value of the Securities as described under "Public Offering--Unit Price".

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission ("SEC") determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. An exchange is a taxable event to you. We may discontinue this option at any time.

   Rollover. We may offer a subsequent series of the Portfolio for a Rollover when the Portfolio terminates.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or (2) receive a cash distribution.

   If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategy or objective as the current Portfolio. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at DTC. Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by your Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
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   Portfolio Administration. The Portfolio is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer for cash if the Supervisor determines that the sale or exchange is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by the Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Security, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolio, the Sponsor or dealers participating in the offering of Units.

   Pursuant to an exemptive order, your Portfolio may be permitted to sell Securities to a new trust when it terminates if those Securities are included in the new trust. The exemption may enable your Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. The Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. The Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). The Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If the Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with the Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately forty-five days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities, provided that Unitholders may not request an in kind distribution of Securities within thirty days of the Portfolio's termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under "Rights of Unitholders--Redemption of Units", provided that, in connection with an in kind distribution election more than 30 days prior to termination, Unitholders tendering 1,000 or more Units of the Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolio. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on the Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.


   Sponsor. Van Kampen Funds Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts and has extensive capabilities for managing institutional portfolios. Van Kampen Investments is an indirect wholly owned subsidiary of Invesco Ltd. ("Invesco"), a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. On June 1, 2010, Invesco completed the previously announced acquisition of the retail asset management business, including Van Kampen Investments, from Morgan Stanley & Co. Incorporated. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of June 30, 2010, the total stockholders' equity of Van Kampen Funds Inc. was $62,918,885 (unaudited). The current assets under management and supervision by Invesco and its affiliates were valued at approximately $641.9 billion as of March 31, 2011.

   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.


   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division office or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION
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   This section summarizes some of the principal U.S. federal income tax consequences of owning Units of your Portfolio as of the date of this prospectus. Tax laws and interpretations change frequently, sometimes with retroactive effect, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity (including holding your Units in a qualified retirement account), or other investor with special circumstances or holding your Units as other than a capital asset for investment purposes. In addition, this section does not describe your state, local or foreign tax consequences.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in the Portfolio.

   As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Assets of the Portfolio. Your Portfolio is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that your Portfolio will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. We refer to the assets held by your Portfolio as "Portfolio Assets".

   Portfolio Status. If your Portfolio is at all times operated in accordance with the documents establishing your Portfolio and certain requirements of federal income tax law are met, your Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Portfolio Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains), if any from each Portfolio Asset when such income would be considered to be received by you if you directly owned the Portfolio Assets. This tax treatment applies even if you elect to have your distributions reinvested into additional Units. In addition, the income from Portfolio Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Portfolio expenses.

   Your Tax Basis and Income or Loss Upon Disposition. If you dispose of your Units or redeem your Units for cash, you will generally recognize taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units disposed of from your proceeds received in the transaction. You also generally will recognize taxable gain or loss if your Portfolio disposes of Portfolio Assets based on your share of the Portfolio's disposition. Your initial tax basis in each Portfolio Asset is determined by apportioning the cost of your Units, including sales charges, among the Portfolio Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, your tax basis in certain Portfolio Assets must be adjusted after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

   If you are an individual, the maximum marginal federal tax rate for net capital gain currently is 15% (zero for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013. For later periods, as of the date of this prospectus, the maximum marginal federal tax rate for net capital gains for individuals is scheduled to be 20% (10% for certain taxpayers in the 10% and 15% tax brackets). If the gain is earned on property with a holding period of more than five years the long-term capital gain rate of 20% currently is scheduled to be reduced to 18% and the 10% rate reduced to 8%.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code of 1986, as amended (the "Code"), however, treats certain capital gains as ordinary income in special situations. The deductibility of capital losses is subject to limitations under the Code, including generally a maximum deduction against ordinary income of $3,000 per year.

   Dividends from Stocks. Under current law, certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These are generally referred to as qualified dividends. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2013.

   Dividends Received Deduction. Generally, a domestic corporation owning Units in the Portfolio may be eligible for the dividends received deduction with respect to such Unitholder's pro rata portion of certain types of dividends received by the Portfolio. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

   In Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in kind distribution of Portfolio Assets when you redeem your Units. By electing to receive an in kind distribution, you will receive Portfolio Assets plus, possibly, cash. You generally will not recognize gain or loss if you only receive whole Portfolio Assets in exchange for the identical amount of your pro rata portion of the same Portfolio Assets held by your Portfolio. However, if you also receive cash in exchange for a Portfolio Asset or a fractional portion of a Portfolio Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio Asset or fractional portion.

   Cash Distributions, Rollovers and Exchanges. If you receive cash when you redeem your Units or at your Portfolio's termination or if you elect to direct that the cash proceeds you are deemed to receive when you redeem your Units or at your Portfolio's termination be rolled into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss you incur in connection with the receipt or deemed receipt of cash, or in connection with the exchange of your Units of the Portfolio for units of another trust (deemed sale and subsequent deemed repurchase), will generally be disallowed, to the extent you acquire units of a subsequent trust and such subsequent trust has substantially identical assets under the wash sale provisions of the Code.

   Limitations on the Deductibility of Portfolio Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

   Foreign Taxes. Distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty.

   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may be subject to U.S. federal income taxes, including withholding taxes (generally at a rate of 30% on dividends, interest and other types of income), on some of the income from your Portfolio or gain from the sale or redemption of your Units, unless certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

   Some distributions by your Portfolio may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

   New York Tax Status. Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation subject to the New York State franchise tax and the New York City general corporation tax. You should consult your tax advisor regarding potential federal, foreign, state or local taxation with respect to your Units based on your individual circumstances.

PORTFOLIO OPERATING EXPENSES
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   General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   Trustee's Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. The Portfolio may pay the expenses of updating its registration statement each year. The Portfolio pays a license fee to CME for use of certain service marks and other property. The Portfolio pays license fees to Horizon Investment Services, LLC for the use of certain service marks and other property.

OTHER MATTERS
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   Legal Opinions. The legality of the Units offered hereby has been passed upon by Paul Hastings LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.


   Independent Registered Public Accounting Firm. The statement of condition and the portfolio included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-2754). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.


TABLE OF CONTENTS
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            Title                               Page
            -----                               ----

   The Dow Jones Large Cap Growth Strategy         2
   Notes to Hypothetical Performance Table         7
   Notes to Portfolio                              7
   Report of Independent Registered
     Public Accounting Firm                        8
   Statement of Condition                          9
   The Portfolio                                 A-1
   Objective and Securities Selection            A-2
   Risk Factors                                  A-3
   Public Offering                               A-6
   Retirement Accounts                          A-11
   Fee Accounts                                 A-11
   Rights of Unitholders                        A-12
   Portfolio Administration                     A-15
   Taxation                                     A-17
   Portfolio Operating Expenses                 A-19
   Other Matters                                A-20
   Additional Information                       A-21


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When Units of the Portfolio are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                    U-EMSPRO1133

                                   PROSPECTUS
                               ------------------
                                August 11, 2011

                            The Dow Jones Large Cap
                             Growth Strategy 2011-3





              Please retain this prospectus for future reference.




INVESCO



                             Information Supplement


The Dow Jones Large Cap Growth Strategy 2011-3

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     This Information Supplement provides additional information concerning the risks and operations of the Portfolio which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus but is incorporated into the prospectus by reference. It does not include all of the information that you should consider before investing in the Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

                            Table of Contents

                                                         Page

               Risk Factors                                2
               The Index                                   6
               Sponsor Information                         7
               Trustee Information                         8
               Portfolio Termination                       9





INVESCO


RISK FACTORS

   Price Volatility. Because the Portfolio invests in securities of U.S. and foreign companies, you should understand the risks of investing in securities before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the securities markets may worsen and the value of the securities (and therefore Units) will fall. Securities are especially susceptible to general market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the securities in your Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of your Portfolio will be positive over any period of time. Because the Portfolio is unmanaged, the Trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because your Portfolio holds a relatively small number of securities, you may encounter greater market risk than in a more diversified investment.

   Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

   Consumer Goods and Consumer Services Issuers. Your Portfolio may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.


   Financials Issuers. The Portfolio may invest significantly in financials, including financial services companies and banks. An investment in Units of the Portfolio should be made with an understanding of the problems and risks inherent in the financials sector in general.

   The effects of the global financial crisis that began to unfold in 2007 continue to manifest in nearly all the sub-divisions of the financial services industry. Financial losses and write downs among investment banks and similar institutions reached significant levels in 2008. The impact of these losses among traditional banks, investment banks, broker/dealers and insurers has forced a number of large such institutions into either liquidation or combination, while drastically increasing the credit risk, and possibility of default, of bonds issued by such institutions faced with these troubles. Many of the institutions are having difficulty in accessing credit markets to finance their operations and in maintaining appropriate levels of equity capital. In some cases, foreign governments have acted to bail out or provide support to select institutions, however the risk of default by such issuers has nonetheless increased substantially.

   While foreign governments, and their respective agencies, have taken steps to address problems in the financial markets and with financial institutions, there can be no assurance that the risks associated with investment in financial services company issuers will decrease as a result of these steps.

   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Bank profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. Banks had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided as a result of increasing interest rates and other factors, this income diminished. Economic conditions in the real estate markets have deteriorated and have had a substantial negative effect upon banks because they generally have a portion of their assets invested in loans secured by real estate. Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

   Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on your Portfolio.

   Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

     o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

     o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

     o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

     o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

     o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

     o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

     o the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

   Insurance companies generally are subject to laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

   Health Care Issuers. An investment in Units of the Portfolio should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs. The goods and services of health care issuers are also subject to risks of product liability litigation.

   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The government could also reduce funding of health-related research. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in your Portfolio.


   Technology Issuers. Your Portfolio may invest significantly in issuers within the technology industry. Your Portfolio, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of the Portfolio a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.

   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.

   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

   Liquidity. Whether or not the stocks in your Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

   Additional Units. The Sponsor may create additional Units of your Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because your Portfolio will pay brokerage or acquisition fees.

   Voting. Only the Trustee may sell or vote the stocks in your Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

THE INDEX

   The Dow Jones U.S. Large Cap Growth Index[SM] is a product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"), and has been licensed for use. "Dow Jones[R]", the Dow Jones U.S. Large Cap Growth Index and "Dow Jones Indexes" are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and have been licensed for use for certain purposes by the Sponsor. The Portfolio is not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates. Dow Jones, CME and their respective affiliates make no representation or warranty, express or implied, to the owners of the Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Portfolio particularly. The only relationship of Dow Jones, CME or any of their respective affiliates to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones U.S. Large Cap Growth Index, which is determined, composed and calculated by CME without regard to Sponsor or the Portfolio. Dow Jones and CME have no obligation to take the needs of the Sponsor or the owners of the Portfolio into consideration in determining, composing or calculating the Dow Jones U.S. Large Cap Growth Index. Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Portfolio to be issued or in the determination or calculation of the equation by which the Portfolio is to be converted into cash. Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the Portfolio. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Portfolio currently being issued by Sponsor, but which may be similar to and competitive with the Portfolio. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones U.S. Large Cap Growth Index. It is possible that this trading activity will affect the value of the Dow Jones U.S. Large Cap Growth Index and the Portfolio.

   DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES U.S. LARGE CAP GROWTH INDEX OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES U.S. LARGE CAP GROWTH INDEX OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES U.S. LARGE CAP GROWTH INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND THE SPONSOR, OTHER THAN THE LICENSORS OF CME.

SPONSOR INFORMATION


   Van Kampen Funds Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts and has extensive capabilities for managing institutional portfolios. Van Kampen Investments is an indirect wholly owned subsidiary of Invesco Ltd. ("Invesco"), a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. On June 1, 2010, Invesco completed the previously announced acquisition of the retail asset management business, including Van Kampen Investments, from Morgan Stanley & Co. Incorporated. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of June 30, 2010, the total stockholders' equity of Van Kampen Funds Inc. was $62,918,885 (unaudited). The current assets under management and supervision by Invesco and its affiliates were valued at approximately $641.9 billion as of March 31, 2011. (This paragraph relates only to the Sponsor and not to the Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).

   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.


   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

   The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolio.

   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for your Portfolio. Such records shall include the name and address of, and the number of Units of your Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in your Portfolio.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

   The Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Portfolio then outstanding or by the Trustee when the value of the Securities owned by the Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). The Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If the Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

   Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolio. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 45 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the Portfolio. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of the Portfolio his pro rata share of the balance of the Income and Capital Accounts of the Portfolio.

   The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolio pursuant to the Rollover Option. There is, however, no assurance that units of any new series of the Portfolio will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.



                       CONTENTS OF REGISTRATION STATEMENT

   This Amendment of the Registration Statement comprises the following papers and documents:

              The Facing Sheet of Form S-6.
              The Prospectus.
              The Undertaking to File Reports.
              The Signatures.
              The Written Consents of Legal Counsel, Initial Evaluator and
                 Independent Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.

     2.2 License Agreements. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 562 (File No. 333-131871) dated March 7, 2006 and Van Kampen Unit Trusts, Series 489 (File No. 333-122444) dated March 1, 2005 and Van Kampen Unit Trusts, Series 723 (File No. 333-146622) dated November 15, 2007.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered.

     3.2 Opinion as to the federal and New York income tax status of securities being registered.

     3.3  Opinion of Counsel as to the Trustee and the Trust.

     4.1  Consent of Initial Evaluator.

     4.2  Consent of Independent Registered Public Accounting Firm.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Taxable Income Series 332 (File No. 333-174177) dated July 14, 2011.

     7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010 and Van Kampen Unit Trusts, Taxable Income Series 332 (File No. 333-174177) dated July 14, 2011.



                           UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

   The Registrant, Van Kampen Unit Trusts, Series 1133, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; and Van Kampen Unit Trusts, Series 427, Series 450, Series 687, Series 778, Series 894, Series 908, Series 827, Series 963, Series 984, Series 1009, Series 1027 and Series 1050 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Unit Trusts, Series 1133, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 11th day of August, 2011.

                                             VAN KAMPEN UNIT TRUSTS, SERIES 1133

                                         BY: VAN KAMPEN FUNDS INC., as Depositor

                                                         By: /s/ JOHN F. TIERNEY
                                                             -------------------
                                                                  Vice President

   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on August 11, 2011, by the following persons who constitute the principal officers and a majority of the Board of Directors of Van Kampen Funds Inc.:

          SIGNATURE                             TITLE

John S. Cooper                            Director and President

Steven Massoni                            Director and President

Annette J. Lege                           Treasurer and Chief Financial Officer



                                                         By: /s/ JOHN F. TIERNEY
                                                             -------------------
                                                             (Attorney-in-fact*)


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* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.